UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Blocklisting Interim Review


                               SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS



               Please ensure the entries on this return are typed

1.   Name of company

     PEARSON PLC

2.   Name of scheme

     WORLDWIDE SAVE FOR SHARES

3.   Period of return:

     From   MAY 2007             To         NOVEMBER 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

     274,148

5.   Number of shares issued / allotted under scheme during period:

     391,699

6.   Balance under scheme not yet issued / allotted at end of period

     52,449

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

     1 MILLION ON 8 JUNE 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

     808,005,771


Contact for queries
Name             Jennifer Burton
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name                Jennifer Burton
Position            Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material


                              SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1988 EXECUTIVE SCHEME

3. Period of return:

From   MAY 2007             To         NOVEMBER 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

   27,870

5. Number of shares issued / allotted under scheme during period:

  190,623

6. Balance under scheme not yet issued / allotted at end of period

   42,247

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

 808,005,771


Contact for queries

Name             Jennifer Burton

Address          Pearson plc 80 Strand London WC2R 0RL

Telephone        020 7010 2256


Person making the return

Name                Jennifer Burton

Position            Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1998 EXECUTIVE SCHEME

3. Period of return:

From   MAY 2007             To         NOVEMBER 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

   24,972

5. Number of shares issued / allotted under scheme during period:

    0

6. Balance under scheme not yet issued / allotted at end of period

   24,972

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

  808,005,771


Contact for queries

Name             Jennifer Burton

Address          Pearson plc, 80 Strand, London WC2R 0RL

Telephone        020 7010 2256


Person making the return

Name                Jennifer Burton

Position            Assistant Company Secretary



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                              SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
1992 US SENIOR EXECUTIVE

3. Period of return:
From   MAY 2007             To         NOVEMBER 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
 48,278

5. Number of shares issued / allotted under scheme during period:
 124,878

6. Balance under scheme not yet issued / allotted at end of period
  48,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
1,181,607 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records
 808,005,771


Contact for queries
Name            Jennifer Burton
Address         Pearson plc, 80 Strand, London, WC2R 0RL
Telephone       020 7010 2256


Person making the return
Name                Jennifer Burton
Position            Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                              SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
US SENIOR EXECUTIVE

3. Period of return:
From   MAY 2007             To         NOVEMBER 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
    31,739

5. Number of shares issued / allotted under scheme during period:
     0

6. Balance under scheme not yet issued / allotted at end of period
    31,739

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
575,000 on 21 October 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records
  808,005,771


Contact for queries
Name             Jennifer Burton
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name                Jennifer Burton
Position            Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                              SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
LONGTERM INCENTIVE PLAN

3. Period of return:
From   MAY 2007             To         NOVEMBER 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
     80,719

5. Number of shares issued / allotted under scheme during period:
     37,045

6. Balance under scheme not yet issued / allotted at end of period
     88,674

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
150,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records
  808,005,771


Contact for queries
Name             Jennifer Burton
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name                Jennifer Burton
Position            Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SCHEDULE 5

                    BLOCKLISTING SIX MONTHLY RETURN


To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company
PEARSON PLC

2. Name of scheme
EMPLOYEE STOCK PURCHASE PLAN

3. Period of return:
From   MAY 2007             To         NOVEMBER 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme
     57,309

5. Number of shares issued / allotted under scheme during period:
    222,989

6. Balance under scheme not yet issued / allotted at end of period
     69,320

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
100,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records
   808,005,771


Contact for queries
Name             Jennifer Burton
Address          Pearson plc 80 Strand London WC2R 0RL
Telephone        020 7010 2256


Person making the return
Name                Jennifer Burton
Position            Assistant Company Secretary

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


To: Listing Applications
    UK Listing Authority
    Financial Services Authority
    25, The North Colonnade
    Canary Wharf
    London, E14 5HS



               Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

JR2007 SHARE SCHEME

3. Period of return:

From   MAY 2007             To         NOVEMBER 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5000 LISTED ON 22 NOVEMBER 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,005,771


Contact for queries

Name             Jennifer Burton

Address          Pearson plc 80 Strand London WC2R 0RL

Telephone        020 7010 2256


Person making the return

Name                Jennifer Burton

Position            Assistant Company Secretary


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: December 10, 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary